

June 15, 2010

David C. Lee
Chief Executive Officer
Golden Century Resources Limited
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

      Re: Item 4.02 Forms 8-K & 8-K/A
      Filed: February 23, 2010, May 27, 2010, June 11, 2010
      File No. 0-52842

Dear Mr. Lee:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Hartz
                    Senior Assistant
                    Chief Accountant